UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
 ________________
 FORM SD
Specialized Disclosure Report
  ________________
Milacron Holdings Corp.
(Exact name of registrant as specified in its charter)
  ________________

Delaware	001-37458	80-0798640
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10200 Alliance Road, Suite 200 Cincinnati, Ohio	45242
(Address of principal executive offices)	(Zip Code)
Hugh C. O'Donnell
Vice President, General Counsel and Secretary
(513) 487-5000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

With respect to the reporting period from January 1, 2017 to December 31, 2017, Milacron Holdings Corp. (the “Company”) (i) has determined that “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) for Form SD) are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture, (ii) has performed, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the minerals that is designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or any adjoining country, as defined by paragraph (d)(1) of Item 1.01 of the Form SD, or are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of the Form SD and (iii) based on its RCOI, the Company has performed due diligence procedures as described further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Item 1.02 Exhibit

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and this Specialized Disclosure Report on Form SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form. A copy of this Form and the Conflict Minerals Report are available to the public at investors.milacron.com.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILACRON HOLDINGS CORP.

By:	/s/ Bruce Chalmers
Name:	Bruce Chalmers
Title:	Chief Financial Officer
Date: May 30, 2018